FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549



   FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
       PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934



[  X  ]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


                  For the Fiscal Year Ended December 31, 1997


                                      OR


[      ]  TRANSACTION REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


                         Commission File No.  0-12404



                          JACOR COMMUNICATIONS, INC.
                                RETIREMENT PLAN



                          Jacor Communications, Inc.
                    50 East RiverCenter Blvd. - 12th Floor
                             Covington, KY  41011

Financial Statements, Schedules and Exhibits.               Page No.

(a) Financial Statements:

Report of Independent Accountants                               3

Statement of Net Assets Available for Plan Benefits
    as of December 31, 1997                                     4

Statement of Net Assets Available for Plan Benefits
    as of December 31, 1996                                     6

Statement of Changes in Net Assets Available for Plan
    Benefits for the year ended December 31, 1997               7

Notes to Financial Statements                                   9

(b) Supplemental Schedules:

Line 27a - Schedule of Assets Held for Investment Purposes     13

Line 27d - Schedule of Reportable Plan Transactions in
           Excess of 5% of Current Value of Plan Assets        14

(c) Exhibits:

Exhibit No.         Exhibit

23             Consent of Coopers and Lybrand L.L.P.
                    Independent Accountants                    15




                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              JACOR COMMUNICATIONS, INC.
                              RETIREMENT PLAN



DATE: June 29, 1998      BY: _____/s/ R. Christopher Weber  __
                                   R. Christopher Weber
                                   Plan Administrator

               REPORT OF INDEPENDENT ACCOUNTANTS




To the Plan Administrator
Jacor Communications, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Jacor Communications, Inc. Retirement Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997 and Schedule of Reportable Transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.

Cincinnati, Ohio
June 29, 1998

                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1997



                                        Company    Stable     Inter-
                                         Stock      Asset     national   Balanced    Growth
                                         Fund        Fund       Fund       Fund       Fund
Assets:
  Investments, at fair value
    (Note 2):

    Temporary cash investments      $    77,124            $   59,143  $   72,257  $   114,104
    Common stock of participating
       employer                     12,095,765
    Mutual funds                                            4,579,098   8,985,477   11,862,355
    Loans to participants

  Investments, at contract value
    (Note 2):
    Guaranteed annuity contracts                $6,307,990

        Total investments           12,172,889  6,307,990  4,638,241    9,057,734   11,976,459

Employer contributions receivable          362     15,981        388          815          852

Net assets available for plan
     benefits (note 1)             $12,173,251 $6,323,971 $4,638,629   $9,058,549  $11,977,311





See accompanying notes to financial statements.









                                  (Continued)

                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1997

                                  (Continued)



                                                       Core
                                           Bond       Equity      Loan
                                           Fund        Fund       Fund       Total
Assets:
  Investments, at fair value
    (Note 2):

    Temporary cash investments         $    9,588  $    93,455           $   425,671
    Common stock of participating
       employer                                                           12,095,765
    Mutual funds                        1,103,923   11,194,137            37,724,990
    Loans to participants                                      $469,880      469,880

  Investments, at contract value
    (Note 2):
    Guaranteed annuity contracts                                           6,307,990

        Total investments              1,113,511   11,287,592  469,880    57,024,296

Employer contributions receivable            121          413                 18,932

Net assets available for plan
     benefits (note 1)                $1,113,632  $11,288,005 $469,880   $57,043,228





See accompanying notes to financial statements.






                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                        Statement of Net Assets Available for Plan Benefits

                                                         December 31, 1996




                                               Company     Stable       Inter-
                                                Stock       Asset      national    Balanced    Growth       Loan
                                                Fund         Fund        Fund        Fund       Fund        Fund        Total
Assets:
  Investments, at fair value
    (Note 2):
     Temporary cash investments            $    62,830  $    7,262  $   26,312   $   37,980  $   50,714             $   185,098
     Common stock of participating
       employer                              5,331,391                                                                5,331,391
     Mutual funds                                                    1,207,886    3,186,018   3,564,786               7,958,690
     Loans to participants                                                                                $172,641      172,641

  Investments, at contract value (note 2):
     Guaranteed annuity contracts                        1,401,549                                                    1,401,549

        Total investments                    5,394,221   1,408,811   1,234,198    3,223,998   3,615,500    172,641   15,049,369

Employer contributions receivable                1,513      19,612       1,460        3,589       3,173                  29,347

Net assets available for plan
     benefits (Note 1)                      $5,395,734  $1,428,423  $1,235,658   $3,227,587  $3,618,673   $172,641  $15,078,716






See accompanying notes to financial statements.


                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1997



                                     Company      Stable      Inter-
                                      Stock        Asset     national   Balanced      Growth
                                      Fund         Fund        Fund       Fund         Fund

Fund balances, December 31, 1996   $5,395,734  $1,428,423  $1,235,658  $3,227,587  $3,618,673
Investment income:
  Net appreciation
    in fair value of investments
    (Note 2)                        5,803,159                 177,476   1,080,175   1,916,605
  Interest                              5,618     402,574       9,757      14,433      20,532
  Dividends                                                   123,356     370,359     339,729

Contributions:
  Employer                          1,039,037     140,107     163,220     222,460     309,772
  Participant                         493,944     600,782     998,730   1,402,894   1,928,400
  Rollover                            518,543   6,011,250   2,308,060   3,690,633   4,893,753

Benefits paid to participants
  (Note 1)                           (982,100) (1,015,370)   (622,930)   (921,644) (1,405,025)
Interfund transfers, net             (100,684) (1,243,795)    245,302     (28,348)    354,872

Net increase                        6,777,517   4,895,548   3,402,971   5,830,962   8,358,638

Fund balances, December 31, 1997  $12,173,251  $6,323,971  $4,638,629  $9,058,549 $11,977,311



See accompanying notes to financial statements.







                                  (Continued)

                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1997

                                  (Continued)




                                                       Core
                                          Bond        Equity       Loan
                                          Fund         Fund        Fund         Total

Fund balances, December 31, 1996                               $  172,641    $15,078,716

Investment income:
  Net appreciation
    in fair value of investments
    (Note 2)                           $   21,331   $2,230,820                11,229,566
  Interest                                  2,531       25,161     14,388        494,994
  Dividends                                61,811      204,703                 1,099,958

Contributions:
  Employer                                 26,960      276,262                 2,177,818
  Participant                             138,959    1,473,051                 7,036,760
  Rollover                                809,772    7,504,423     21,827     25,758,261

Benefits paid to participants
  (Note 1)                                (35,931)    (806,436)   (43,409)    (5,832,845)
Interfund transfers, net                   88,199      380,021    304,433          -

Net increase                            1,113,632   11,288,005    297,239     41,964,512

Fund balances, December 31, 1997       $1,113,632  $11,288,005 $  469,880    $57,043,228




See accompanying notes to financial statements.


                         NOTES TO FINANCIAL STATMENTS
                                _______________





1. DESCRIPTION OF THE PLAN:

  The following description of the Jacor Communications, Inc. Retirement Plan provides only general information. Participants should refer to the Prospectus covering the Plan and the Summary Plan Description for a more complete description of the Plan's provisions.

  A. GENERAL - The Plan is a defined contribution plan covering all employees of the Company who meet the minimum eligibility requirements of age 21 and twelve consecutive months of employment with a minimum of 1,000 hours of service in such twelve-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974
     (ERISA). The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

  B. CONTRIBUTIONS - Participants in the Plan may elect to contribute a percentage of their pretax earnings to the Plan. Currently, the Company, at the discretion of the Board of Directors, is matching fifty percent of the employee's elective contribution up to four percent of their annual eligible compensation. Additional amounts may be contributed by the employer for the benefit of all employees.

  C. PARTICIPANT'S ACCOUNTS - Each participant's account is credited with the participant's contribution, the Company's matching contribution, and plan earnings or losses. Allocations of employer contributions are based on participant's total compensation as compared to the total compensation of all active participants.

  D. VESTING - Participants are immediately vested in their accounts.

  E. PAYMENT OF BENEFITS - On termination of service, a participant will receive a lump sum benefit payment no later than sixty days subsequent to the end of the plan year in which the termination is effective provided that the participant's balance is less than $3,500. For participants with balances greater than $3,500, distribution may be deferred until retirement, if so elected by the participant.

  F. RIGHT TO TERMINATE - Although there are no current plans to do so, the employer, in accordance with the procedure set forth in the Plan, may terminate the Plan at any time. If the Plan should happen to terminate, participants will receive the amount of the vested interest as of the appropriate valuation date.

                                   ________





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   The following describes the significant accounting policies followed in the preparation of these financial statements.

  A. Investments Valuation

     Investments in securities (common stock and mutual funds), other than the Stable Asset Fund, are valued at the fair market value, based upon quoted market prices as of the last business day of the year.

     Investments, at fair value, which represent greater than 5% of plan assets at December 31, 1997 and 1996 consist of the following:

                                                   1997       1996

   Jacor Common Stock                          $12,095,765    $5,331,391

   CIGNA Guaranteed Long-Term Account            6,307,990     1,401,549

   American Funds - American Balanced Fund       8,985,477     3,186,018

   American Funds - The Growth Fund of America  11,862,355     3,564,786

   American Funds - EuroPacific Growth Fund      4,579,098     1,207,886

   American Funds - Washington Mutual
                    Investment Fund             11,194,137             0

     The Guaranteed Long-Term Account, which consists of guaranteed annuity contracts, are considered to be fully benefit-responsive and are valued at contract value which approximates fair value. Interest rate resets for the guaranteed annuity contracts are determined every six months and are based upon CIGNA's evaluation of the contract's underlying assets. The average yield for plan years 1997 and 1996 was 6.05%. The interest rate at December 31, 1997 and 1996 was 6.05%.

     Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on specific identification of cost for common stock of the Company and average cost for other securities.

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                                   ________






     At December 31, 1997, the number of employees participating by investment direction was:

               Stable Asset Fund        1,692
               International Fund       1,489
               Balanced Fund            1,638
               Growth Fund              1,852
               Bond Fund                  360
               Core Equity Fund         1,337
               Company Stock Fund       1,775

  B. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts contributions and investment earnings and expenses during the reporting periods. Actual results could differ from those estimates.


3. TAX STATUS:

  The Plan has received a favorable determination for qualification under Sections 401(a) and 401(k) (dated June 7, 1995) of the Internal Revenue Code and the related trust is exempt from federal income taxes under provisions of Section 501 (a) of the Internal Revenue Code. Although the Plan has been amended since receiving the favorable determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.


4. EXPENSES OF THE PLAN:

  Currently, the employer pays all administrative expenses of the Plan.


5. PLAN AMENDMENTS:

  Effective January 1, 1997, the Plan was amended to merge the Citicasters Co. Thrift Savings Plan (the "Citicasters Co. Plan") into the Plan. The assets of the Citicasters Co. Plan transferred into the Plan are reflected as an addition to the net assets available for benefits of the Plan for the year ended December 31, 1997.

                                   ________





5. PLAN AMENDMENTS, Continued:

   On January 30, 1997 the Plan was amended to transfer any employee with an account maintained under the Gannett 401k Savings Plan who became an "Employee" of Jacor Communications, Inc. into and with this Plan according to the stated provisions. The selected employee accounts were transferred into the Plan on February 1, 1997.


6. TRANSACTIONS WITH PERSONS KNOWN TO BE PARTIES IN INTEREST

  In connection with the January 11, 1993 restructuring of Jacor and its debt obligations, all holders of the then outstanding common stock received
  0.0423618 shares of a new class of Jacor's common stock and 0.1611234 warrants to purchase such new common stock in exchange for every share of existing common stock. As a result of the restructuring, the Plan received 137,074 warrants to purchase Jacor common stock. After the receipt of the warrants, Jacor determined that the Department of Labor could view the receipt of the warrants as a prohibited transaction under ERISA. On October 17, 1994, Jacor filed an Application for Prohibited Transaction Exemption with the Department of Labor. On June 21, 1996, a final exemption was published in the Federal Register.

  In June 1996, Jacor elected to allow these warrants to automatically be converted into the right to receive the Fair Market Value thereof (determined to be $19.70 per warrant) upon the closing of its 1996 Stock Offering. The closing of the 1996 Stock Offering occurred June 12, 1996. Plan participants were notified of this on May 16, 1996 and were informed that any time prior to the closing of the 1996 Stock Offering they could exercise their warrants, in whole or in part, at the stated exercise price of $8.30. Approximately 52,800 of the warrants were exercised in a transaction valued at $1,478,900.

7. RECONCILIATION TO FORM 5500

  Department of Labor regulations require that the differences between the amounts included in the financial statements of the Plan and reported on Form 5500 be disclosed. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1997 and 1996, in the amounts of $1,609,603 and $536,200, respectively, are reported as a liability on Form 5500 but not in these financial statements prepared in conformity with generally accepted accounting principles. In addition, the Form 5500 for the year ended December 31, 1997 reflects benefits paid to participants of $6,906,248.


                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
          Line 27a - Schedule of Assets Held for Investment Purposes
                              December 31, 1997


                                                 Number of
                                                 Shares or
                                    Interest     Principal                   Current
Name of Issuer and Title of Issue     Rate        Amount         Cost         Value

Temporary Cash Investments                        425,671    $   425,671  $   425,671

Jacor Communications, Inc.
    Common Stock *                                227,654      6,742,889   12,095,765


American Funds EuroPacific
    Growth Fund                                   175,984      4,578,184    4,579,098

American Funds American
    Balanced Fund                                   573,053      8,350,263  8,985,477

American Funds The Growth
    Fund of America                               631,648     10,633,267   11,862,355

American Funds The Bond
    Fund of America                                78,158      1,082,674    1,103,923

American Funds Washington
    Mutual Fund                                   368,835      9,625,946   11,194,137


CIGNA Guaranteed Long-
     Term Account                              6,307,990      6,307,990     6,307,990

Loans to participants            8.25% - 8.50%                        0       469,880

     TOTAL INVESTMENTS                                       $47,746,884  $57,024,296




*  Party-in-interest to the Plan.



                           JACOR COMMUNICATIONS, INC.
                 Line 27d - Schedule of Reportable Transactions
                          Year ended December 31, 1997


                                                   Expense
                                                  Incurred                Current     Net Gain
                             Purchase   Selling      with      Cost of     Value         or      Number of
                              Price      Price   Transaction    Asset    of Asset(A)   (Loss)   Transactions

ASSET:
Category (i) - a single transaction in excess of 5% of plan assets

American Balanced Fund     $3,153,809                         $3,153,809
American Growth Fund        4,061,683                          4,061,683
American Growth Fund        1,235,891                          1,235,891
Euro Pacific Growth Fund    1,882,751                          1,882,751
Bond Fund of America Inc.     759,184                            759,184
Washington Mutual
  Investment Fund           6,553,476                          6,553,476


Category (iii) - a series of transactions in a security issue aggregating 5% of plan assets

American Balanced Fund     $4,850,583                         $4,850,583                           29
American Balanced Fund                 $617,237                  538,079            $ 79,158        6
American Growth Fund        6,698,504                          6,698,504                           28
American Growth Fund                    928,793                  758,009             170,784        4
Euro Pacific Growth Fund    3,115,660                          3,115,660                           29
Euro Pacific Growth Fund                374,456                  360,719              13,737        4
Bond Fund of America Inc.   1,077,684                          1,077,684                           36
Bond Fund of America Inc.                 5,072                    4,990                  82        1
Washington Mutual
  Investment Fund           9,238,810                          9,238,810                           30
Washington Mutual
  Investment Fund                       470,288                  387,136              83,152        2
Jacor Communications, Inc.
  Common Stock              1,951,873                          1,951,873                           42
Jacor Communications, Inc.
  Common Stock                           82,467                   74,877               7,590        1


           JACOR COMMUNICATIONS, INC. RETIREMENT PLAN





                           EXHIBIT 23






               CONSENT OF INDEPENDENT ACCOUNTANTS





We consent to the incorporation by reference in the registration statements of Jacor Communications, Inc. on Forms S-8 (File Nos. 33-10329, 33-65126, 33-56385, 33-61719, 333-28587, 333-28371, 333-28399, 333-28401 and 333-28363) and Forms S-
3 (File Nos. 333-214191, 333-51489 and 333-06639) of our report dated June 29,
1998, on our audits of the financial statements of Jacor Communications, Inc. Retirement Plan as of December 31, 1997 and 1996, and for the year ended December 31, 1997, which report is included in this Form 11-K.







COOPERS & LYBRAND L.L.P.

Cincinnati, Ohio
June 29, 1998